LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Av[redacted]E
Calg[redacted]ANADA

Tel. (403) 265-4077
Fax (403) 265-6410

SEC 12g3-2(b) exemption: 82-3640

Date: May 20 2005

Update: Nithi Mountain Molybdenite Project

Leeward is pleased to announce the completion of the eighth diamond drill hole in the current series. The objective of the current drill program is to test the "Alpha" zone by completing a drill section across the full 2,000 meter width of this zone.

The Nithi Mountain molybdenum property is located in central British Columbia just south of the Town of Fraser Lake and east-southeast of the producing Endako Moly Mine. The property is road accessible south of the Highway 16, CN Rail Line, and B.C. Hydro power lines.

Molybdenite occurrences on the property are hosted by the Nithi and Casey phases of the late Jurassic to early Cretaceous Francois Lake intrusive suite.

Significant results from the first five drillholes using a 0.03% MoS_2 cut off are as follows:

Drillhole	Intersection (m)	Width (m)	Grade (% MoS_2)	Total Depth (m)
N-05-1	52-60	8	0.100	265.20
	88-112	24	0.103	
	140-146	6	0.100	
	150-152	2	0.102	
	162-166	4	0.104	
	202-236	34	0.110	
Including	222-224	2	0.750	
N-05-2	24-28	4	0.107	257.25
	240-246	6	0.167	
N-05-3	42-46	4	0.092	179.83
	108-112	4	0.100	
	118	2	0.093	
N-05-4	no results over 0.10% MoS_2.			140.21
N-05-5	no results over 0.10% MoS_2.			438.90

The entire core from these holes contained molybdenite at variable grades including broad intervals grading 0.05% MoS_2, however only values in excess of 0.10 are reported herein. James W. Davis is the Qualified Person for this release.

Dr. Ken Dawson has visited the property and made recommendations as to future drillhole locations. Future press releases will be vetted through Dr. Dawson.

For further information, contact James W. Davis P.Geol, FGAC at (403) 265-4077.

No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com e-mail: president@leewardcapital.com